

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2014

By U.S. Mail and Facsimile 480-256-1101

Michael T. Bennett
Store Capital Corporation
8501 E. Princess Drive, Suite 190
Scottsdale, AZ 85255

Re: Store Capital Corporation ("the company")
     File No.: 333-198486

Dear Mr. Bennett:

In your letters dated August 26 and September 16, 2014, you request that the staff not object if the company does not provide financial statements for properties acquired during 2014 that are individually insignificant but aggregate to $798,068,000 or 44.7% of assets of $1,786,100,000 at December 31, 2013. $562,334,000 of these properties were purchased under sale-leaseback agreements and were acquired from prior owner/operators, so there is no rental history for these properties. The remaining properties amounting to $235,734,000 were acquired subject to existing leases, of which $183,734,000 were triple net leased and $52,000,000 were double net leased properties. The triple net leased properties amount to 10.3% of assets at December 31, 2014. The double net leased properties amount to 2.9% of assets at December 31, 2013. The largest purchase price of the triple net leased properties was $35,901,000 or 2% of assets at December 31, 2013. The company is unable to obtain audited financial statements for any of these properties with pre-existing leases.

The staff does not object to your requests. The staff's conclusions are based solely on the information provided in your letters. Different or additional facts and circumstances may result in different conclusions. If you have any questions regarding this letter, please call me at (202) 551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant